SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

Lihua International, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

532352101

  (CUSIP Number)

December 31, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page  of 7
Exhibit Index Contained on Page 7

CUSIP NO. 532352101	13 G	Page 2 of 7 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CMHJ Technology Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,728,807 shares, consisting of (i) 1,228,807 shares of the Issuer’s common stock and (ii) a warrant to purchase 500,000 shares of Issuer’s common stock,* except that CMHJ Partners, L.P. (“CMHJ Partners”), the general partner of CMHJ Technology Fund II, L.P. (“CMHJ Technology”), may be deemed to have sole power to vote these shares and CMHJ Partners Ltd. (“CMHJ”), the general partner of CMHJ Partners, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER 0
7
SOLE DISPOSITIVE POWER
1,728,807 shares, consisting of (i) 1,228,807 shares of the Issuer’s common stock and (ii) a warrant to purchase 500,000 shares of Issuer’s common stock,* except that CMHJ Partners, the general partner of CMHJ Technology, may be deemed to have sole power to dispose these shares and CMHJ, the general partner of CMHJ Partners, may be deemed to have sole power to dispose these shares.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.79%
12	TYPE OF REPORTING PERSON PN

*This warrant was fully exercised in January 2011 for 500,000 shares of Common Stock

CUSIP NO. 532352101	13 G	Page 3 of 7 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CMHJ Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,728,807 shares, consisting of (i) 1,228,807 shares of the Issuer’s common stock and (ii) a warrant to purchase 500,000 shares of Issuer’s common stock,* are directly owned by CMHJ Technology, except that  CMHJ, the general partner of CMHJ Partners may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER 0
7
SOLE DISPOSITIVE POWER
1,728,807 shares, consisting of (i) 1,228,807 shares of the Issuer’s common stock and (ii) a warrant to purchase 500,000 shares of Issuer’s common stock,* are directly owned by CMHJ Technology, except that  CMHJ may be deemed to have sole power to dispose these shares.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.79%
12	TYPE OF REPORTING PERSON PN

*This warrant was fully exercised in January 2011 for 500,000 shares of Common Stock

CUSIP NO. 532352101	13 G	Page 4 of 7 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CMHJ Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,728,807 shares, consisting of (i) 1,228,807 shares of the Issuer’s common stock and (ii) a warrant to purchase 500,000 shares of Issuer’s common stock,* are directly owned by CMHJ Technology, except that  CMHJ Partners, the general partner of CMHJ Technology, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER 0
7
SOLE DISPOSITIVE POWER
1,728,807 shares, consisting of (i) 1,228,807 shares of the Issuer’s common stock and (ii) a warrant to purchase 500,000 shares of Issuer’s common stock, are directly owned by CMHJ Technology, except that  CMHJ Partners,* the general partner of CMHJ Technology, may be deemed to have sole power to dispose these shares.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.79%
12	TYPE OF REPORTING PERSON PN

* This warrant was fully exercised in January 2011 for 500,000 shares of Common Stock

This Amendment No. 1 amends the statement on Schedule 13G previously filed by CMHJ Technology Fund II, L.P., a Cayman Islands limited partnership, CMHJ Partners Ltd., a Cayman Islands limited partnership and CMHJ Partners, L.P., a Cayman Islands limited partnership.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”  Only those items to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2010:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of CMHJ Technology Fund II, L.P., CMHJ Partners Ltd. and CMHJ Partners, L.P., the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

CMHJ TECHNOLOGY FUND II, L.P.

By:	CMHJ Partners, L.P., General Partner
By:	CMHJ Partners Ltd., General Partner

By:	/s/ Darren Ho
Darren Ho, as a Director of CMHJ Partners Ltd. (for itself and as general partner of CMHJ Partners, L.P., which in turn is acting for itself and as general partner of CMHJ Technology Fund II, L.P.)

EXHIBIT INDEX

Exhibit

Exhibit 1:	Joint Filing Agreement